Skadden, Arps, Slate, Meagher & Flom llp

500 Boylston Street

Boston, Massachusetts 02116

________

TEL: (617) 573-4800

FAX: (617) 573-4822

www.skadden.com

DIRECT DIAL 617-573-4836 DIRECT FAX 617-305-4836 EMAIL ADDRESS KENNETH.BURDON@SKADDEN.COM

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April 3, 2017

VIA EDGAR
Mark Cowan
Senior Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

RE:	The GDL Fund (File No. 811-21969)

Dear Mr. Cowan:

Thank you for your oral comments on March 29, 2017 regarding the Preliminary Proxy Statement on Schedule 14A filed by The GDL Fund (the “Fund”) on March 22, 2017 (the “Preliminary Proxy Statement”) with the U.S. Securities and Exchange Commission (the “Commission”). We have considered your comments to the Preliminary Proxy Statement and, on behalf of the Fund, have provided responses to your comments below. Changes will be reflected in a Definitive Proxy Statement on Schedule 14A, which the Fund intends to file on or about the date hereof (the “Definitive Proxy Statement”).

Your comments are summarized to the best of our understanding in bold, followed by the Fund’s responses. Capitalized terms not otherwise defined have the meanings ascribed to them in the Definitive Proxy Statement.

Mark Cowan

April 3, 2017

Comments and Responses

1.	In the shareholder meeting notice, please affirmatively state whether shareholders have dissenters’ appraisal rights.

The Fund has made the requested change.

2.	Please confirm that the Fund has disclosed the material terms of the contract with the firm engaged to assist in the solicitation of proxies.

The Fund confirms that it has disclosed the material terms of the contract with the firm engaged to assist in the solicitation of proxies.

3.	Please clarify the parenthetical contained in footnote 5 to the trustee/officer bio table.

The Fund has clarified that the Independent Trustees are the subject of the referenced sentence and believes this correction clarifies the referenced parenthetical in light of other disclosure contained in the Definitive Proxy Statement.

4.	Please explain supplementally why the relationships referenced in footnote 7 to the trustee/officer bio table do not result in the referenced trustees being interested persons of the Fund.

Each of Mr. Colavita and Ms. Foley is a “member of the immediate family” (as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended (the “1940 Act”)) of a natural person who is a director/trustee, and therefore an “affiliated person” (as defined in Section 2(a)(3) of the 1940 Act), of one or more other funds in the Gabelli/GAMCO Fund Complex. Neither Mr. Colavita nor Ms. Foley is a member of the immediate family of any natural person who is a director/trustee of the Fund,1 or who is otherwise an affiliated person of the Fund. Therefore, neither Mr. Colavita nor Ms. Foley is an interested person of the Fund as a result of the application of Section 2(a)(19)(A)(ii) of the 1940 Act. Likewise, neither Mr. Colavita nor Ms. Foley is a member of the immediate family of any natural person who is an affiliated person of the Fund’s investment adviser. Therefore, neither Mr. Colavita nor Ms. Foley is an interested person of the Fund as a result of the application of Sections 2(a)(19)(A)(iii) and (B)(ii) of the 1940 Act.

[1]	The Fund does not concede that such a relationship would result in a director/trustee being an interested person of the Fund. See 1940 Act § 2(a)(19)(bb).

Mark Cowan

April 3, 2017

Mr. Zizza serves as an independent director of Gabelli International Ltd., which is a private fund managed by an affiliate of the Fund’s investment adviser. This position does not result in Mr. Zizza being an affiliated person of the Fund’s investment adviser2 or directly or indirectly having a beneficial interest in any security issued by the Fund’s investment adviser or a controlling person thereof.3

Furthermore, the Fund believes that none of the other prohibited relationships described in Section 2(a)(19) of the 1940 Act are present with respect to Messrs. Colavita or Zizza, or Ms. Foley. None of these Trustees is an affiliated person of the Fund’s investment adviser, none is a member of the immediately family of a natural person who is an affiliated person of the Fund or the Fund’s investment adviser, none is an affiliated person of the Fund other than in his or her capacity as a trustee, none has acted as legal counsel for the Fund or the Fund’s investment adviser since the beginning of the last two completed fiscal years of the Fund (and neither has any of these Trustees’ partners or employees), none knowingly has any direct or indirect beneficial interest in (or is designated as trustee, executor, or guardian of any legal interest in) any security issued either by the Fund’s investment adviser or by a controlling person thereof, none has a relationship prohibited by Sections 2(a)(19)(A)(v)-(vi) or (B)(v)-(vi) and none has had an order issued with respect to him or her under Sections 2(a)(19)(A)(vii) or (B)(vii). As noted in response to Comment #12, the Fund does not currently have a principal underwriter; thus, relationships with principal underwriters under Section 2(a)(19) are irrelevant for these Trustees.

Therefore, the Fund believes that Messrs. Colavita and Zizza, and Ms. Foley, are not “interested persons” of the Fund as defined in Section 2(a)(19) of the 1940 Act.

[2]	See 1940 Act § 2(a)(19)(A)(iii) & (B)(i).
[3]	See 1940 Act § 2(a)(19)(A)(iii) & (B)(iii).

Mark Cowan

April 3, 2017

5.	With respect to the tables on page 10 of the Preliminary Proxy Statement, please confirm that the date as of which information is provided – December 31, 2016 – is the most recent practicable date.

The Fund confirms that, with respect to the tables on page 10 of the Preliminary Proxy Statement, December 31, 2016 is the most recent practicable date for providing the required disclosure.

6.	With respect to the trustee/officer compensation table, please include the columns related to Pension or Retirement Benefits, as well as a description of material retirement provisions, as required by Item 22(b)(13) of Schedule 14A, or supplementally explain why such disclosure is not applicable.

The referenced columns and disclosures are omitted because they are not applicable. Neither the Fund, any of its subsidiaries nor any other fund in the Gabelli/GAMCO Fund Complex propose to pay any pension or retirement benefits to the Fund’s trustees or officers.

7.	Under “Required Vote” in Proposal 1 please add disclosure explaining what a “plurality” vote means in this context.

The Fund has made the requested change.

8.	Please revise Proposal 2 and the proxy cards to “unbundle” the proposals to extend the mandatory redemption date of the Preferred Shares and add a Put Right Date. Please also disclose if the proposals are contingent on one another, or if not, disclose the consequences of shareholders only approving one of the proposals. See IM Guidance 2014-02 (Feb 2014); Exchange Act Rules 14a-4(a)(3) & 14a-4(b)(1).

The Fund believes that the proposals to extend the mandatory redemption date of the Preferred Shares and add a Put Right Date are “inextricably intertwined” and thus do not need to be unbundled. These proposed revisions relate to the basic financial terms of the Preferred Shares and each is the sole consideration for the countervailing provision.4 The Fund has therefore respectfully declined to “unbundle” these proposals.

[4]	See Compliance and Disclosure Interpretations (Regarding Unbundling under Rule 14a-4(a)(3) Generally), Question 101.01 (Jan. 24, 2014), available at https://www.sec.gov/divisions/corpfin/guidance/14a-interps.htm.

Mark Cowan

April 3, 2017

9.	Section 5(c) of the Statement of Preferences for the Preferred Shares states, “The class vote of holders of Preferred Shares described above will in each case be in addition to a separate vote of the requisite percentage of Common Shares and Preferred Shares, including Series B Preferred Shares, voting together as a single class, necessary to authorize the action in question.” Please revise Proposal 2 and the proxy cards to add a vote of the Common Shares and Preferred Shares, voting as a single class, or explain the Fund’s legal basis for not obtaining such a vote.

Section 5(c) of the Statement of Preferences for the Preferred Shares only requires a combined vote of the Common Shares and Preferred Shares, voting as a single class, in addition to a separate class vote of the Preferred Shares, where such combined vote is necessary to authorize the action in question. Section 6.2 of the Fund’s Amended and Restated Agreement and Declaration of Trust states, “Shareholders of a particular class or series thereof shall not be entitled to vote on any matter that affects the rights or interests of only one or more other classes or series of such other class or classes or only one or more other series of the same class.”5 Proposal 2 affects only the rights or interests of the Preferred Shares; therefore, the Fund believes that no combined vote of Common Shares and Preferred Shares is necessary to authorize the amendments to the Statement of Preferences for the Preferred Shares proposed in Proposal 2.

10.	Please include the Statement of Preferences for the Preferred Shares as an exhibit or appendix to the Definitive Proxy Statement.

In response to this comment, the Fund has included a more specific reference to where shareholders may find the Statement of Preferences for the Preferred Shares in the Definitive Proxy Statement.

11.	In Proposal 2 under “Reasons for the Proposed Amendments,” please include additional discussion of the Board’s considerations, including a discussion of the Board’s consideration of any factors adverse to Proposal 2.

The Fund has made the requested change.

[5]	The Fund’s Amended and Restated Agreement and Declaration of Trust was filed as an exhibit to the Fund’s Form N-SAR filing on March 1, 2011, and is available at https://www.sec.gov/Archives/edgar/data/1378701/000094040011000092/ggdeal77q11.txt.

Mark Cowan

April 3, 2017

12.	Please state the name and address of the Fund’s principal underwriter, as required by Item 22(a)(3)(i) of Schedule 14A.

The Fund – a closed-end investment company – does not currently have a principal underwriter. The Fund has therefore not added any additional disclosure in response to this comment.

13.	Please revise the Notice of Internet Availability and proxy cards to include a telephone voting option, if available.

Each proxy card contains instructions for voting by telephone. The Fund does not believe it is necessary for the Notice of Internet Availability to contain such an instruction because the Notice of Internet Availability is to designed to instruct shareholders on how to access proxy materials and vote over the internet and, if they do not desire to access proxy materials or vote over the internet, how to request delivery of proxy materials and the means to vote in some other manner. Shareholders are provided instructions on how to request proxy materials from a source other than the internet, and those materials include telephone voting instructions. The Fund further notes that Rule 14a-16(d) does not require the Notice of Internet Availability to include telephone voting instructions.

* * * * * * *

Should you have any additional comments or concerns, please do not hesitate to contact me at (617) 573-4836 or Tom DeCapo at (617) 573-4814.

Best regards,

/s/ Kenneth E. Burdon

Kenneth E. Burdon